KIRKLAND LAKE GOLD REPORTS STRONG FINANCIAL RESULTS IN SECOND QUARTER 2017

Toronto, Ontario – August 2, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce financial and operating results for the second quarter (“Q2 2017”) and first half (“H1 2017”) of 2017. The company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Highlights of the Company’s Q2 2017 results include:

•	Growth in free cash flow(1) to $44.8 million from $37.2 million in Q1 2017 and $23.9 million in Q2 2016, operating cash flow of $71.0 million versus $68.6 million in Q1 2017 and $40.3 million in Q2 2016
•	Increased net earnings totalling $34.6 million ($0.17 per basic share) compared to $13.1 million ($0.06 per basis share) in Q1 2017 and $10.6 million ($0.09 per basic share) in Q2 2016, adjusted net earnings(1) of $35.6 million or $0.17 per basic share
•	Revenue more than doubles from Q2 2016, to $189.9 million in Q2 2017, based on sales of 151,208 ounces at average realized price of $1,256 per ounce
•	EBITDA(1) increases 43% from prior quarter, to $91.3 million, almost triples from Q2 2016 level
•	Low unit costs, including operating cash costs(1) of $482 and AISC per ounce sold(1) of $729
•	Strong quarterly results at Fosterville, including production of 77,069 ounces, operating cash costs per ounce sold of $220 and AISC per ounce sold of $388
•	Continued improvement at Macassa compared to 2016 levels, Q2 2017 production of 45,699 ounces, operating cash costs per ounce sold of $482 and AISC of $729 per ounce
•	Full-year production guidance increased to 570,000 – 590,000 ounces, production and cost guidance for Fosterville improved
•	Repayment of 6% Debentures uses $43.8 million of existing cash on June 30, 2017
•	Cash and cash equivalents of $267.4 million at June 30, 2017 (after $43.8 million paid for debenture repayment and use of $12.7 million for strategic investments in support of future growth)
•	Initial quarterly dividend paid ($0.01 per share) aggregating $1.6 million on July 14, 2017,
•	Repurchased 1,311,700 common shares in Q2 2017 through normal course issuer bid launched in May 2017 (2,036,500 shares repurchased as at August 1, 2017).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Both of our high-grade, cornerstone assets, Fosterville and Macassa, performed very well in Q2 2017. Fosterville achieved record production, very low unit costs and average grades well above target levels. In addition, we recently released an updated mineral reserve estimate for Fosterville, which more than doubled underground reserve ounces, came close to doubling the grade, and significantly increased the value of the operation. There also remains significant exploration upside for further growth, both through continued expansion of existing deposits, and by exploring our many large district targets in the area. At Macassa, we continued to see year-over-year improvement in both production levels and unit costs. We also made excelle nt progress with our drilling programs, having recently announced a significant extension to the South Mine Complex.

“Turning to costs, our focus on profitability and productivity allowed us to achieve very low unit costs in Q2 2017. Both Fosterville and Macassa were key drivers of our improved cost performance, which included achieving AISC per ounce sold of $729 on a consolidated basis. We also generated strong free cash flow and continued to build our financial strength. Our solid performance and growing cash positon have allowed us to invest aggressively in exploration and growth at the same time that we have used our cash to repay debt, repurchase shares and make our first dividend payment. Generating free cash flow and using that cash to grow and return capital to shareholders is an overriding priority and a key contributor to long-term value creation.”

(1)	See “Non-IFRS Measures” set out later in this press release and starting on page 27 of the Company’s MD&A for the three and six months ended June 30, 2017

Consolidated Financial Summary

The following table provides key summarized consolidated financial information for the Company’s operations for the three and six months ended June 30, 2017 and 2016. Discussion of these results are included in this MD&A under the section, “Consolidated Financial Review”. For the three and six months ended June 30, 2017, the information includes the consolidated operating and financial information for the Company’s Canadian and Australian operations. The operating and financial information for the three and six months ended June 30, 2016, does not include the Australian operations, which were acquired following the completion of a plan of arrangement with Newmarket Gold Inc. on November 30, 2016. In addition, information for the first half of 2016 includes the assets of St Andrew Goldfields Ltd. from January 26, 2016, the date of their acquisition.

	Three months ended June 30,		Six months ended June 30,
(in thousands of dollars, except per share amounts)	2017	2016	2017	2016
Revenue	$189,894	$91,689	$358,422	$171,615
Production costs	72,926	48,174	153,535	90,889
Net earnings before taxes	52,294	17,016	77,270	31,516
Net earnings	34,552	10,642	47,704	19,758
Earnings per share - basic	0.17	0.09	0.23	0.18
Earnings per share - diluted	0.16	0.09	0.23	0.18
Cash flow from operations	71,027	40,267	139,632	72,095
Cash investment on mine development and PPE	$26,270	$16,320	$57,710	$29,669

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Tonnes milled	550,057	297,645	1,070,944	528,113
Grade (g/t Au)	9.5	8.0	8.8	8.2
Recovery (%)	95.5	96.1	95.5	96.1
Gold produced (oz)	160,305	68,338	290,733	130,613
Gold sold (oz)	151,208	72,144	289,109	141,453
Average realized price ($/oz sold)(1)	$1,256	$1,271	$1,240	$1,213
Operating cash costs per ounce sold ($/oz sold)	$482	$666	$521	$618
All-in sustaining costs ($/oz sold)	$729	$991	$794	$919
Adjusted net earnings(1)	$35,630	$11,814	$51,809	$22,442

(1)	See “Non-IFRS Measures” set out later in this press release and starting on page 27 of the Company’s MD&A for the three and six months ended June 30, 2017

Consolidated Key Performance Measures

Production, Sales and Revenue

The Company produced 160,305 ounces in Q2 2017, an increase of 135% from Q2 2016 and 23% higher than the previous quarter. The increase from the prior quarter reflected record results at Fosterville, where production totaled 77,069 ounces, a 67% increase from the previous record of 46,083 ounces in Q1 2017. The increase was due to a significant improvement in the mill grade, which averaged 17.2 g/t Au in Q2 2017 versus 11.1 g/t Au in the prior quarter. The increase in production compared to Q2 2016 largely reflected the addition of the Company’s Australian assets on November 30, 2016. Excluding the contribution of the Australian operations, the Company’s Canadian operations produced 73,025 ounces in Q2 2017, a 7% increase from 68,338 ounces for the same period in 2016, mainly reflecting 17% production growth at Macassa, to 45,699 ounces, due to both higher tonnes processed and an increase in the average mill grade. Production at Macassa in Q2 2017 compared to production of 48,723 ounces in Q1 2017, with the change reflecting the impact of mine sequencing and the processing of a higher level of low-grade stockpiled material.

Based on gold sales in Q2 2017 of 151,208 ounces at an average realized price of $1,256 per ounce, revenue for the quarter totaled $189.9 million. Revenue in Q2 2017 more than doubled from $91.7 million in Q2 2016 and was 13% higher than the $168.5 million recorded the previous quarter. Increased production at Fosterville in Q2 2017 largely accounted for the increased revenue from the prior quarter, while the inclusion of the Australian operations accounted for the difference in revenue compared to Q2 2016.

For the first six months of 2017, consolidated production totaled 290,733 ounces, more than double the 130,613 ounces produced in H1 2016. The inclusion of the Australian operations in H1 2017 provided 142,458 ounces of production in H1 2017. The Company’s Canadian operations produced 148,274 ounces in H1 2017, an increase of 17,661 ounces or 14% from the first half of 2016. The impact of higher grades and milled tonnes at Macassa and the inclusion of a full half-year of production from the Holt and Taylor mines in 2017 (versus from January 26, 2016 a year ago), accounted for the increase in production from H1 2016.

Gold sales in H1 2017 totaled 289,109 ounces at an average realized price of $1,240 per ounce for total revenues of $358.4 million. Revenue in H1 2017 was $186.8 million or 109% higher than for the same period in 2016, largely reflecting the inclusion of the Company’s Australian assets in the H1 2017 financial results.

Cost Performance

Total production costs in Q2 2017 totaled $72.9 million, which compared to $80.6 million the previous quarter and $48.2 million in Q2 2016. The reduction from Q1 2017 mainly related to gold inventory movements based on differences between recovered and sold ounces in the two quarters, while the increase from Q2 2016 resulted from the inclusion of the Company’s Australian operations effective November 30, 2016. For the first six months of 2017, total production costs were $153.5 million, a $62.6 million or 69% increase from H1 2016 largely reflecting the inclusion of the Australian operations in H1 2017.

On a unit basis, operating cash costs per ounce sold for Q2 2017 were $482, a 15% improvement from $564 the previous quarter. The improvement from the previous quarter mainly related to increased production at Fosterville in Q2 2017 due to the impact of significantly higher grades. Operating cash costs per ounce sold from the Company’s Australian operations averaged $393 in Q2 2017. Operating cash costs per ounce sold from Canadian operations in Q2 2017 averaged $579, similar to the $562 recorded in Q1 2017 and a 13% improvement from $666 in Q2 2016. Operating cash costs at Macassa averaged $512 per ounce sold in Q2 2017, a 20% improvement from $645 in Q2 2016, mainly reflecting the impact of higher grades resulting in increased production. Operating cash costs at the Holt mine in Q2 2017 averaged $769, similar to the same period in 2016. In addition, the Company did not produce from the Holloway mine in Q2 2017, where 5,080 ounces were sold at an average operating cash cost per ounce sold of $1,042 in Q2 2016 prior to the mine being placed on care and maintenance in December 2016.

AISC per ounce sold averaged $729 in Q2 2017, which compared to $873 the previous quarter and $991 in Q2 2016. Fosterville accounted for most of the improvement from the prior quarter with operating cash costs per ounce sold of $220 in Q2 2017 versus $354 in Q1 2017. AISC per ounce sold for the Company’s Australian operations averaged $567 in Q2 2017. AISC per ounce sold from Canadian operations were $835 in Q2 2017, 4% and 12% better than the $872 and $948 recorded in Q1 2017 and Q2 2016, respectively.

For the first half of 2017, operating cash costs per ounce sold averaged $521, a 16% improvement from $618 in H1 2016. AISC per ounce sold for H1 2017 averaged $794 compared to $919 for the first half of 2016. Operating cash costs per ounce sold from the Company’s Australian operations averaged $467 in H1 2017, while AISC per ounce sold averaged $674. Operating cash costs from Canadian operations averaged $569 per ounce sold, a 9% improvement from H1 2016 reflecting higher grades at Macassa. AISC per ounce sold for the Canadian operations averaged $830 in H1 2017, a 6% improvement from H1 2016, mainly reflecting lower operating cash costs per ounce sold as well as reduced levels of sustaining capital compared to the prior year period.

Net Earnings per Share of $0.17 in Q2 2017

Net earnings for Q2 2017 were $34.6 million (or $0.17 per basic share) compared to net earnings of $13.1 million (or $0.06 per basic share) in Q1 2017 and net earnings of $10.6 million ($0.09 per basic share) in Q2 2016. Higher revenue and increased production resulting in improved unit costs were key drivers of the strong net earnings in Q2 2017. Compared to a year earlier, the strong growth in net earnings was achieved despite significant increases in depletion and depreciation expenses, reflecting the growth in the Company’s asset portfolio over the last year, as well as a $8.4 million increase in exploration expenses as the Company continued to aggressively drill to extend existing deposits and discover new orebodies. In addition, the Company also had a larger base of weighted average shares outstanding in Q2 2017 compared to the prior year due to the completion of the Newmarket Arrangement on November 30, 2016.

For the first half of 2017, net earnings totaled $47.7 million or $0.23 per basic share, which compared to net earnings of $19.8 million or $0.18 per basic share in H1 2016. Strong revenue growth and lower unit costs more than offset higher depletion and depreciation expenses and increased exploration spending, as well as a greater level of average shares outstanding in accounting for the year-over-year increase in net earnings.

Strengthening Financial Position

Cash and cash equivalents at June 30, 2017 totaled $267.4 million, $32.5 million higher than the $234.9 million of cash and cash equivalents at December 31, 2016. Cash and cash equivalents at June 30, 2017 were after the repayment of CAD$58.5 million to the holders of the Company’s 6% Debentures on their maturity at June 30, 2017 (including C$1.7 million of interest accrued at the maturity date of June 30, 2017). During H1 2017, the Company generated $81.9 million of free cash flow, $39.5 million or 93% greater than during the same period in 2016. Cash flow from operating activities in H1 2017 totaled $139.6 million, which compared to $72.1 million in H1 2016. Higher revenue was the main driver of the increase in cash flow compared to a year ago

Total working capital increased significantly by $68.7 million to $161.0 million as at June 30, 2017 compared to working capital as at December 31, 2016 of $92.3 million. The working capital increase is largely impacted by the substantial increase in cash and cash equivalents over the quarter, while at the same time reducing overall current liabilities by $28.4 million from the year end, largely related to the repayment of the 6% Debentures on June 30, 2017. Total working capital as at June 30, 2017 includes the 7.5% Debentures, which are due on December 31 2017, and the current portion of finance leases totaling $12.4 million. Based on the Company’s significant cash and working capital position, management believes the Company has the flexibility to manage the current level of convertible debentures as they become due.

Performance Against 2017 Guidance

Following completion of the first half of 2017, the Company was on track to achieve all of the key targets included in the Company’s consolidated full-year 2017 guidance. The Company’s 2017 guidance was amended and improved on May 4, 2017 following a strong Q1 2017 performance. The target range for consolidated production for 2017 was increased from 500,000 – 525,000 ounces to 530,000 – 570,000 ounces. In addition, operating cash costs per ounce sold improved from $625 – $675 to $475 – $525, while AISC per ounce sold improved to $850 – $900 from $950 – $1,000 previously. The improvement in both production and unit cost guidance resulted from improved full-year outlooks for both Macassa and Fosterville following better-than-expected results in Q2 2017 at both mines. (For more information on the improvements to guidance announced on May 4, 2017 see the Management’s Discussion & Analysis for the three months ended March 31, 2017).

2017 Guidance

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	190,000 to 195,000	65,000 to 70,000	55,000 to 60,000	200,000 to 225,000	20,000	530,000 to 570,000
(1) Operating cash costs/oz sold ($)	$520 - $ 550	$ 670 - $725	$450 - 5$25	$310 – $330	$1,500 – $1,600	$475 - $525
AISC/oz sold ($)(1)						$850 - $900
Operating cash costs						$270 - $280
Royalty costs						$20 - $25
Sustaining and growth capital						$180 - $200
Exploration expenditures						$45 - $55
Corporate G&A expenses						$17

(1)	Operating cash cost/ounce sold and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.350 and a US$ to A$ exchange rate of 1.325
(2)	See the sections on “Forward Looking Information” and “Risk Factors” for further information and details

H1 2017 Performance

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	94,422	30,419	23,160	123,153	19,305	290,733
Operating cash costs/oz sold(1)	$513	$724	$600	$274	$1,583	$521
AISC/oz sold(1)						$$794
Operating cash costs						$$150.6
Royalty costs						$$10.1
Sustaining and growth capital						$$61.7
Exploration expenditures						$$20.9
Corporate G&A expenses						$$9.6

(1)	Operating Cash Costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.334 and a US$ to A$ exchange rate of 1.325.

Key Highlights of Year-to-date 2017 Performance Compared to Guidance

•

Gold production for H1 2017 totaled 290,733 ounces, which compared favourably to the improved full-year guidance of 530,000 – 570,000 ounces. The strong production performance in H1 2017 largely reflected record results at Fosterville due to higher than planned grades and record recoveries. Fosterville produced a total of 123,153 ounces in H1 2017 based on 285,273 tonnes milled at an average grade of 14.2 g/t Au and average recoveries of 94.3%. H1 2017 production at Fosterville compared favourably to full-year guidance for the mine of 200,000 – 225,000 ounces.

•

Operating cash costs per ounce sold in H1 2017 averaged $521, within the improved guidance range of $475 – $525 per ounce. Record results at Fosterville were the primary factor contributing to the low unit operating cash costs, with the mine’s operating cash costs per ounce sold averaging $274 in H1 2017 versus improved full-year guidance of $310 – $330. At Macassa, operating cash costs per ounce sold during H1 2017 averaged $513, which compared favourably to full-year guidance of $520 – $550. Operating cash costs per ounce sold at Taylor averaged $600 in H1 2017, higher than the target range of $450 – $525, mainly reflecting lower than planned throughput levels.

•

AISC per ounce sold averaged $794 in H1 2017, better than the improved target range of $850 to $900. Contributing to the strong performance were the impact of higher grades and low unit operating costs at Fosterville, which resulted in AISC per ounce sold for the mine of $461. AISC per ounce sold at Macassa averaged $787 in H1 2017, which also contributed to the strong consolidated H1 2017 AISC performance.

•

Operating cash costs in H1 2017 totaled $150.6 million compared to full-year 2017 guidance of $270 – $280 million, while total production costs totaled $153.5 million. Based on planned operations in the second half of 2017, including the Cosmo mine being on care and maintenance, the Company continues to target total operating costs in 2017 between $270 and $280 million.

•	Royalty costs totaled $10.1 million in H1 2017, which compared favourably to full-year 2017 guidance of $20 to $25 million.

•

Sustaining and growth capital in H1 2017 totaled $61.7 million, which compared to the full-year guidance of $180 –$200 million. Sustaining capital expenditure levels are expected to be weighted to the second half of the year, reflecting the timing of mobile equipment and critical spares procurement as well as higher anticipated rates of capital development at Macassa and Fosterville in H2 2017.

•

Exploration expenditures totaled $20.9 million compared to full-year 2017 guidance of $45 – $55 million. At June 30, 2017, the Company had a total of 24 surface and underground drills working as part of active exploration programs at its Canadian and Australian assets.

•	Corporate G&A expenses in H1 2017 totaled $9.6 million compared to 2017 guidance of $17 million. The Company expects corporate G&A for the full year to be in line with guidance.

Revisions To 2017 Guidance

Based on the strong operating and financial results in H1 2017, the Company announced additional improvements to 2017 guidance on August 1, 2017. The guidance for consolidated production was increased to 570,000 – 590,000 ounces from 530,000 to 570,000 ounces previously. The improvement in production guidance follows strong results at Fosterville during the first half of the year, when mill grades exceeded expected levels by a significant margin. For the full-year, production at Fosterville is now expected to total 250,000 – 260,000 ounces compared to the previous guidance of 200,000 – 225,000 ounces. In addition, based on higher anticipated production and sales at Fosterville, guidance for operating cash costs per ounce sold at the mine for full-year 2017 has been improved to $260 – $280 compared to the previous guidance of $310 – $330. Production guidance at the Taylor mine in 2017 is revised to 50,000 – 55,000 ounces from 55,000 to 60,000 ounces based on the operation’s results during the first half of the year.

Other guidance revisions following the completion of H1 2017, include AISC per ounce sold and sustaining and growth capital. After averaging $794 in H1 2017, the full-year 2017 guidance for AISC per ounce sold is improved to $800 – $850 from the previous guidance of $850 – $900. Contributing to the improved AISC guidance is the expectation of lower than previously targeted levels of sustaining capital expenditures. The guidance for full-year 2017 sustaining and growth capital expenditures is changed to $160 – $180 million from the previous guidance of $180 – $200 million given the level of expenditures incurred in to the end of June, and expectations for capital development and equipment procurement during the second half the year.

Revised 2017 Guidance (August 1, 2017)

	New Guidance	Prior Guidance
Gold production (oz)
Consolidated	570,000 – 590,000	530,000 – 570,000
Fosterville	250,000 – 260,000	200,000 – 225,000
Taylor	50,000 – 55,000	55,000 – 60,000
Operating cash costs per ounce sold ($/oz)(1)
Fosterville	260 – 280	310 – 330
AISC per ounce sold ($/oz)(1)	800 – 850	850 – 900
Sustaining and Growth capital ($ millions)	160 – 180	180 – 200

(1)	Operating Cash Costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US$ to A$ exchange rate of 1.31

Second Quarter 2017 Financial Results and Conference Call Details

A conference call to discuss the results will be held by senior management on Wednesday, August 2, 2017, at 2:30 pm ET. The call will be webcast and accessible on the Company’s website at www.klgold.com.

SECOND QUARTER 2017 CONFERENCE CALL DETAILS

DATE:	Wednesday, August 2, 2017
CONFERENCE ID:	52141244
TIME:	2:30 pm ET
TOLL-FREE NUMBER:	1 (877) 201-0168
INTERNATIONAL CALLERS:	1 (647) 788-4901
WEBCAST URL:	http://event.on24.com/wcc/r/1401552/115FB9A1C30057B3CA82EB2B1DD26129

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 530,000 - 570,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. A reconciliation of Non-IFRS for the most recent reporting period, the three and six months ended June 30, 2017 and the three and six months ended June 30, 2016, is set out on the Company's MD&A for the period ended June 30, 2017 filed on SEDAR at www.sedar.com and available on the Company's website at www.klgold.com.

Free Cash Flow and Free Cash Flow per share

In the gold mining industry, free cash flow and free cash per share are common performance measures with no standardized meaning under IFRS. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations; free cash flow per share is calculated by dividing free cash flow for the period by the weighted average number of outstanding shares for that period.

The Company discloses free cash flow and free cash flow per share as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS.

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold

Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning under IFRS. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other unusual or one-time items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the

Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common performance measure but does not have any standardized meaning under IFRS.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development, operations and permitting processes, including without limitation risks associated with seismic activity, rock bursts, cave-ins, flooding and other conditions which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dam, property and environmental damage; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 Annual Information Form and the Company’s MD&A for the period ended December 31, 2016 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including it’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com